SECURI

20008847

SEC Mail Processing ANN

MAR 02 2020

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SEC FILE NUMBER
8-68138

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strategas Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Ave, 8th floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Godofsky, CFO 212-897-6387
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

2 Seaview Blvd, Ste 200	Port Washington	NY	11050
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, NIcholas Bohnsack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strategas Securities, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE M KLINE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KL6155679
Qualified in Queens County
My Commission Expires 11-13-2022

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Strategas Securities, LLC

Statement of Financial Condition
As of December 31, 2019
With Report of Independent Registered Public Accounting Firm

SEC File Number: 8-68138

STRATEGAS SECURITIES, LLC

Table of Contents

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Strategas Securities, LLC
New York, New York

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Strategas Securities, LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Strategas Securities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of Strategas Securities, LLC's management. Our responsibility is to express an opinion on Strategas Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Strategas Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Lilling + Company

Lilling & Company LLP

We have served as Strategas Securities, LLC's auditor since 2015
Port Washington, New York
February 27, 2020

STRATEGAS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets

Cash	$	19,947,688
Accounts receivable		874,733
Deposit with clearing broker		250,882
Receivables from clearing and other broker-dealers		55,415
Prepaid expenses and other assets		411,930
Due from related parties		372,238
Notes receivable		1,199,771
Property, equipment and leasehold improvements, net of accumulated depreciation of $967,731		222,911
Lease right-of-use assets		996,787
Goodwill		36,308,703
Intangible assets, net of accumulated amortization of $4,476,530		28,025,670
TOTAL ASSETS	$	88,666,728

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	5,688,168
Deferred revenue		1,016,943
Operating lease liability		1,059,689
Income taxes payable		120,065
Deferred tax liability, net		1,178,631
TOTAL LIABILITIES		9,063,496
Member's equity		79,603,232
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	88,666,728

See accompanying notes to the statement of financial condition.

Note 1. **Organization and Nature of the Business**

Strategas Securities, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") since February 12, 2010. Effective January 1, 2018, the Company and an affiliated registered investment advisor, Strategas Asset Management, LLC ("SAM") were acquired by Baird Financial Corporation ("Baird"), a Wisconsin corporation.

The Company provides macroeconomic research and consulting, and capital market services to its institutional clientele. Additionally, the Company operates an equities and fixed income trade desk which facilitates payment for its services by certain clients through commissions on securities transactions introduced to its clearing broker-dealer on a fully disclosed basis, operating under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Note 2. **Summary of Significant Accounting Policies**

The following is a summary of the significant accounting policies followed by the Company in the preparation of its financial statements.

(a) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Certain prior period amounts have been reclassified to conform to current year's presentation.

(b) Cash

Cash includes interest and non-interest bearing accounts with two nationally recognized, publically-listed financial institutions. Balances in excess of the Federal Deposit Insurance Corporation (FDIC) insured limit potentially subjects the Company to concentration of credit risk. The Company has not experienced any losses in such accounts and management believes risk of loss to be minimal.

(c) Receivables

Accounts receivable

Fees receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a

credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2019, the Company determined that its receivables were fully collectible and an allowance for uncollectible accounts was not required.

Receivables from clearing and other broker-dealers
In the normal course of business, the Company conducts its trading activity with its clearing broker on an agency basis as an introducing broker on behalf of and for the transactions of its institutional customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

Notes receivable
In conjunction with Baird's acquisition of Strategas Securities and Strategas Asset Management, the Company awarded certain key employees shares of Baird stock totaling approximately $2,000,000 which vest evenly over a five year period. The purchase of the shares were made by the Company on behalf of the employees and notes receivables from the employees were created.

Refer to footnote 9, *Notes Receivable* for further information.

(d) Income taxes
Income taxes are accounted for under the asset and liability method. The Company is included in the consolidated income tax returns of BFG in the U.S. Federal jurisdiction and various consolidated states. The Company also files separate income tax returns in various state and local jurisdictions. Federal income taxes are calculated as if the Company filed on a separate return basis. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company classifies interest and penalties, if any, related to unrecognized tax benefits as a component of tax expense.

Refer to footnote 10, *Income Taxes* for further information.

(e) Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation. Depreciation of office equipment, furniture and fixtures and software is computed using a straight-line method over the estimated useful lives of the assets of five to seven years. Leasehold improvements are amortized over the terms of the lease.

Refer to footnote 4, *Property, Equipment and Leasehold Improvements* for further information.

(f) Leases

The Company follows ASC Topic 842, Leases (ASC Topic 842). ASC Topic 842 states that a lease is a contract, or part of a contract, that conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. In making this determination, the Company considers if it obtains substantially all of the economic benefits from the use of the underlying asset and directs how and for what purpose the asset is used during the term of the contract.

The Company leases its offices under various non-cancelable leases, all of which are operating leases. Some of the leases contain renewal and/or termination options, escalation clauses, rent-free holidays and operating cost adjustments. In addition to office leases, the Company enters into leases for certain office equipment on a recurring basis.

The Company recognizes a right-of-use (ROU) lease asset and related lease liability on the Statement of Financial Condition for all leases with a term greater than twelve months. The lease liability represents the Company's obligation to make future lease payments and is recorded at an amount equal to the present value of the remaining minimum lease payments. The ROU lease asset, which represents the right to use of the underlying asset during the lease term, is measured based on the carrying value of the lease liability, adjusted for other items, such as lease incentives and uneven rent payments.

For leases that contain escalation clauses or rent-free holidays, the Company recognizes the related rent expense on a straight-line basis from the date the Company takes possession of the property to the end of the initial or extended lease term. The Company records any difference between the straight-line rent expense and amounts paid under the leases as part of the amortization of the ROU lease asset.

Refer to footnote 7, *Leases* for further information.

(g) Goodwill and Intangible Assets

The Company applies the pushdown accounting option in accordance with ASC Update 2014-17 (Topic 815) for goodwill and intangible assets, in conjunction with the acquisition by Baird.

The Company follows ASC Topic 350, Intangibles – Goodwill and Other (ASC Topic 350). ASC Topic 350 states that goodwill shall not be amortized. Instead goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit when

circumstances indicate there may be an impairment. An intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstance indicate that it is more-likely-than-not the asset is impaired.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of a reporting unit is less than the carrying amount. If the Company determines it is more-likely-than-not that the fair value of a reporting unit is greater than the carrying amount it would not be required to perform a quantitative assessment of goodwill for that reporting unit. The quantitative assessment requires a comparison of the fair value of the reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, the related goodwill is not considered impaired and no further analysis is required. If the carrying value of the reporting unit exceeds the fair value, the Company must recognize an impairment in an amount equal to that excess.

As of December 31, 2019, the Company performed a qualitative evaluation of its goodwill to determine whether it was more likely than not that the carrying value of the reporting unit, including goodwill, was in excess of the fair value of the reporting unit. In performing the qualitative assessment for each reporting unit, the Company considered, among other things, the year over year financial performance of the Company and its reporting units, macroeconomic conditions, changes in management or key personnel, and the performance of comparable companies versus the prior year. Based on the outcome of our qualitative evaluation, it was determined to be not more-likely-than-not that the carrying value of any reporting unit was greater than the fair value and no impairment charges were recorded. Further, no events have occurred since the qualitative assessment that would cause the Company to update this impairment testing.

Intangibles with finite lives are amortized on a straight-line basis over their respective useful lives, and reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value of an intangible asset may not be fully recoverable. The Company did not recognize any intangible impairment during the year ended December 31, 2019.

Refer to footnote 8, *Goodwill and Intangible Assets* for further information.

(h) Revenue Recognition

Effective January 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606), which provides accounting guidance on the recognition of revenues from contracts with customers. The core principle of the standard is that the Company recognizes revenue at an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring services to the client. The standard is applied using a five-step model whereby the Company is required to review and identify within the contract: the customer, the specific performance obligations and the contract price. Once identified, the Company must allocate the contract price to the

specific performance obligations identified and determine what point in time or period of time best to recognize revenue.

Revenue from contracts with customers is recognized when, or as, the Company satisfies the contractual performance obligations by transferring the promised services to the clients. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of services to the client. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the client obtains control over the promised services. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (i.e. the transaction price). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the cumulative amount of revenue recognized will not occur and when uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility.

The following provides additional information on the recognition of the Company's revenues from contracts with customers:

Research and Consulting Fees and Commissions. The Company is compensated for providing research and consulting services either by electronic or check payments or by a method commonly referred to as soft dollar arrangements, whereby clients trade directly with the Company's in-house trade desk and allow the Company to retain a portion of the trade commissions generated, or can place trades with third party broker-dealers and instruct them to pay the Company.

Client securities commissions on transactions done at the Company are recognized on a point in time trade-date basis with related expenses also reported on a trade-date basis. The Company earns commission revenue by placing trades for equities on an agency basis and facilitating fixed income on a riskless principal basis, for institutional clients. Commission revenues are paid by the Company's clearing broker to the Company after trade settlement occurs and the Company records a receivable between trade-date and settlement date.

Private Market Transactions. The Company is compensated for acting as an agent in matching buyers and sellers of equity securities in the private market, defined as securities not traded on a public exchange or market, which is a method for investors to diversify their portfolio with long-term return potential.

Refer to footnote 3, *Revenue from Contracts with Customers.*

(i) Newly Effective Accounting Pronouncements

In February 2016, ASU 2016-02, Right-Of-Use Asset and Lease Liability was issued, which requires lessees to recognize leases on-balance sheet for all leases with the exception of short-term leases. ASU 2016-02 was subsequently amended by ASU 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU 2018-10, Codification Improvements to Topic 842, Leases; and ASU 2018-11, Targeted Improvements. ASC Topic 842 establishes a ROU asset that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than twelve months.

The Company adopted ASC Topic 842 on January 1, 2019 using the modified retrospective approach, with no adjustments to prior periods presented. Upon adoption, the Company recognized ROU assets and a corresponding lease liability of approximately $1,436,000 based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases.

(j) Upcoming Accounting Pronouncement

In June 2016, ASU 2016-13, Financial Instruments – Credit Losses was issued, which significantly changes how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard broadens the information that the Company must consider in developing its estimated credit losses. In addition to considering historical losses, the Company must consider the impact of current conditions and reasonable and supportable forecasts. The new guidance also expands the disclosure requirements. The standard is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted. The standard must be adopted as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the standard is effective. The standard is expected to accelerate the recognition of credit losses for assets held at amortized cost, thus decreasing the value of the asset on the Statement of Financial Condition and increasing expense on the statement of income. The Company has evaluated the new standard and does not expect an impact to the financial statements.

Note 3. Revenue from Contracts with Customers

The Company's revenue is generated primarily from its delivery of research and consulting services to its institutional customers. Remuneration for these services are made either through trade commissions generated on the Company's equities and fixed income trading desk, directly by the client using check or electronic payment ("hard dollars"), or by third-party commission sharing arrangements ("soft dollar") also remitted by check or electronically. Payments received through the Company's trading desk meet the criteria of point in time revenue recognition, while hard and soft dollar payments respectively qualify for recognition over time.

The Company recognizes its unconditional rights to receive hard and soft dollar considerations from customers due to the passage of time, and as no further performance obligations are required to be satisfied by the Company, records the amounts due as accounts receivable. When the customer performs before the Company by prepaying part

or all of its charges, the Company records the liability as Deferred revenue in the Statement of Financial Condition. As of December 31, 2019, the total revenue deferred was approximately $1,017,000.

The Company incurs costs to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are not incremental and are therefore expensed during the period of time that the services are provided to the customer.

The Company also earns revenue on an agency basis by facilitating transactions in non-listed, typically pre-IPO companies, on both a primary and secondary basis. These private market transactions fees are generated on a primary basis by introducing the private company to prospective investors; secondary transaction fees are earned by introducing individual sellers to buyers.

Revenue is accrued in circumstances where the Company has met its performance obligations. As of December 31, 2019, the amount recorded for revenue earned but not invoiced was $289,508.

Note 4. Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consisted of the following at December 31, 2019:

Computer software and equipment	402,585
Furniture and fixtures	359,135
Leasehold improvements	428,922
	1,190,642
Less: accumulated depreciation and amortization	(967,731)
Property, equipment and leasehold improvements, net	$ 222,911

Depreciation of property, equipment and leasehold improvements for the year ended December 31, 2019 was $89,126, included in Depreciation of fixed assets in the Statement of Income.

Note 5. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following at December 31, 2019:

Compensation and bonuses payable	$ 5,072,802
Other operating expenses	615,366
Total	$ 5,688,168

Note 6. Employee Benefit Plans

The Company sponsors a defined contribution 401(k) plan, the Strategas Securities, LLC 401(k) Plan (the "Plan"). Pursuant to the Plan, the Company is required to make safe harbor contributions up to a maximum of 3% of non-highly compensated employees' compensation. The Company may also make a discretionary contribution to the Plan. Elective contributions and the safe harbor contributions vest immediately; the employer's discretionary contributions vest over a six-year period.

Note 7. Leases

The Company occupies office space and leases equipment under non-cancelable operating lease arrangements. Some of these lease arrangements include escalating clauses which are recognized on a straight-line basis over the life of the lease.

Future minimum lease payments are as follows:

2020	$ 525,868
2021	442,595
2022	107,763
2023	48,957
2024	--
Total Undiscounted Lease Payments	1,125,183
Less Imputed Interest	(65,494)
Total Lease Liabilities	$ 1,059,689

The weighted-average remaining lease term for operating leases was 2.3 years as of December 31, 2019 and the weighted average discount rate was 5%.

Note 8. Goodwill and Intangible Assets

Effective January 1, 2018, Baird "pushed-down" the value of the intangible assets resulting from the Company's acquisition. The following table provides a summary of the Company's intangible assets by type:

Type	Life (Yrs)	Amount	Accum. Amortization	Net Carrying Value
Goodwill		$ 36,308,703		$ 36,308,703
Client List	20	$25,622,900	$ 2,562,290	$ 23,060,610
Trade Names	10	4,187,400	837,480	3,349,920
Non-compete Agreements	5	2,691,900	1,076,760	1,615,140
Total Intangible Assets		$ 32,502,200	$ 4,476,530	$ 28,025,670

Note 9. Notes Receivable

In conjunction with the Company's awarded shares of Baird private company stock to certain employees totaling approximately $2,000,000, the Company is obligated to forgive the notes receivable for the repayment to the Company on an annual basis evenly over the vesting period for the employees who remain with the Company through the end of each of the respective years. The total forgiven in 2019 was approximately $400,000 and is included in Other expenses in the Statement of Income. The Notes receivable balance of $1,199,771 at December 31, 2019, net of amounts forgiven, is reflected on the Statement of Financial Condition.

Note 10. Income Taxes

Deferred income tax

The major deferred tax items are as follows:

Deferred Tax Assets:	
Depreciation	$ 6,276
Accrued Expenses and Reserves	4,285
Lease Right of Use Asset	233,829
	244,390
Deferred Tax Liabilities:	
Operating Lease Liabilities	247,094
Goodwill and Intangibles	1,175,927
	1,423,021
Deferred Tax Liability, net	$ 1,178,631

No valuation allowance is required as management believes it is more-likely-than-not that the deferred tax assets are realizable.

Note 11. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. The Company's cash held in accounts at its clearing broker is subject to the credit risk of the clearing broker.

The Company evaluates receivables from brokers for collectability noting no amount was considered uncollectable as of December 31, 2019. No valuation is recognized for receivables from clearing broker as the Company does not have a history of losses from

receivables from clearing brokers and does not anticipate losses in the future.

As required by the clearing agreement, the Company maintains a deposit with the clearing broker. At December 31, 2019, the deposit balance of $250,000 plus accrued interest is included in "Deposit with clearing broker" in the Statement of Financial Condition.

The Company also maintains cash in accounts held at major New York City banks that, at times, exceeded federally insured limits, which was $250,000 at December 31, 2019. The Company does not expect to incur any losses with respect to those accounts.

Note 12. Related-Party Transactions

The Company is allocated certain charges from Baird including insurance, legal, compliance and marketing costs, which totaled approximately $61,000 for the year ended December 31, 2019. The Company also recorded revenue from Baird of approximately $240,000 for research services it provided, and received $350,000 for reimbursement of corporate bonus allocations. The Company separately records its liability for income taxes and recorded an intercompany charge of $120,065 for the current portion of the tax provision payable to Baird on the Statement of Financial Condition.

The Company was reimbursed for certain expenses it paid on behalf of SAM, including payroll, compliance, travel and entertainment and portfolio analysis application costs. Shared compensation and occupancy expenses were also allocated by the Company to SAM in 2019.

The amounts due from related parties are non-interest bearing and due on demand as follows:

Receivable from Baird	$ 264,918
Receivable from SAM	107,320
Due from Related Parties	$ 372,238

Note 13. Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (Net Capital Rule) under the Securities and Exchange Act of 1934. The basic concept of the net capital rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital and ratio of aggregate indebtedness to net capital respectively, as defined.

At December 31, 2019, the Company had net capital of $12,311,503 which was $11,773,772 in excess of the Company's net capital requirement of $537,781. The Company's percentage of aggregate indebtedness to net capital, required not to exceed 1500% to 1, was 65.5% at December 31, 2019.

Note 14. **Subsequent events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through February 27, 2020, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.